Exhibit (d)(2)

PROSHARES TRUST

EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT, dated as of December 15, 2005, is made and entered into by and between ProShares Trust, a Delaware statutory trust (the “Trust”), on behalf of its series listed on Schedule A attached hereto (each a “Fund” and collectively the “Funds”), and ProShare Advisors LLC (“ProShare Advisors”).

WHEREAS, ProShare Advisors has been appointed the investment adviser of each Fund pursuant to an Investment Advisory Agreement dated December 15, 2005, between the Trust, on behalf of each Fund, and ProShare Advisors (the “Advisory Agreement”);

WHEREAS, ProShare Advisors has been appointed the manager of each Fund pursuant to a Management Services Agreement dated December 15, 2005, between the Trust, on behalf of each Fund, and ProShare Advisors; and

WHEREAS, the Trust and ProShare Advisors desire to enter into the arrangements described herein relating to certain expenses of the Funds;

NOW, THEREFORE, the Trust and ProShare Advisors hereby agree as follows:

1. ProShare Advisors hereby agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement and the Management Services Agreement (but not below zero) and make any additional payments to the extent necessary to limit the operating expenses (exclusive of brokerage costs, interest, taxes, dividends (including dividend expenses on securities sold short), litigation, indemnification, and extraordinary expenses as determined under generally accepted accounting principles) (“Operating Expenses”) of the Funds for the period indicated on Schedule A hereto (a “Period”), to an annual rate (as a percentage of the Fund’s average daily net assets) as set forth on Schedule A hereto (“Expense Limit”). Additionally, ProShare Advisors hereby agrees to make payments to the Funds to reimburse the organizational costs of the Funds for the period included in seed capital audit.

2. The Trust agrees to pay to ProShare Advisors the amount of advisory fees and management services fees that, but for Section 1 hereof, would have been payable by each Fund to ProShare Advisors pursuant to the Advisory Agreement and the Management Services Agreement, and reimburse any additional payments remitted by ProShare Advisors (the “Deferred Expenses”), subject to the limitations provided in this Section. Such repayment, may be made monthly, but only if the Operating Expenses of that Fund, without regard to such repayment, are at an annualized rate (as a percentage of the average daily net assets of the Fund) less than the Expense Limit for the applicable period, excluding the period included in the seed capital audit. Furthermore, the amount of Deferred Expenses paid by a Fund in any subsequent month shall be limited so that the sum of (a) the amount of such payment and (b) the other Operating Expenses of the Fund do not exceed such rate as may be agreed upon from time to time for payments made after the applicable Period, excluding the period included in the seed capital audit.

Deferred Expenses shall not be payable by a Fund to the extent that the amounts payable by it pursuant to the immediately preceding two sentences during the period ending five years from the date the Fund incurred the Deferred Expenses, and in no event later than five years after the end of the applicable Period, are not sufficient to pay such Deferred Expenses. In no event will a Fund be obligated to pay any fees waived or deferred by ProShare Advisors with respect to any other series of the Trust.

3. After the applicable Period, ProShare Advisors may, by notice in writing to the Trust, terminate, in whole or in part, its obligation under Section 1 to reduce its fees with respect to a Fund in any period following the date specified in such notice (or change the percentage specified in Schedule A), but no such change shall affect the obligation (including the amount of the obligation) of a Fund to repay amounts of Deferred Expenses with respect to periods prior to the date specified in such notice.

4. A copy of the Certificate of Formation establishing the Trust is on file with the Secretary of The State of Delaware, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Funds by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Funds.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PROSHARE ADVISORS LLC		PROSHARES TRUST
a Maryland limited liability company		a Delaware statutory trust

By:	/s/ Michael L. Sapir	By:	/s/ Louis M. Mayberg
	Michael L. Sapir		Louis M. Mayberg
	Chairman and Chief Executive Officer		President

SCHEDULE A

TO PROSHARES EXPENSE LIMITATION AGREEMENT

As of December 15, 2005 for the Trust’s Initial Fiscal Year (the “applicable Period”)

Fund Name	Expense Limit
Ultra S&P500 ProShares	0.95%
Ultra MidCap400 ProShares	0.95%
Ultra Dow30 ProShares	0.95%
Ultra QQQ ProShares	0.95%
Short S&P500 ProShares	0.95%
Short MidCap400 ProShares	0.95%
Short Dow30 ProShares	0.95%
Short QQQ ProShares	0.95%
UltraShort S&P500 ProShares	0.95%
UltraShort MidCap400 ProShares	0.95%
UltraShort Dow30 ProShares	0.95%
UltraShort QQQ ProShares	0.95%

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